**FORM 51-102F3**

*Material Change Report*

**Item 1: Name and Address of Company**

**ALEXANDRA CAPITAL CORP.**
300-2015 Burrard Street
Vancouver, BC V6J 3H4

**Item 2: Date of Material Change**

November 30, 2017

**Item 3: News Release**

December 1, 2017, at Vancouver, BC, Canada.

**Item 4: Summary of Material Change**

The Company has entered into a non-binding letter of intent for the acquisition of WMC ApS. The Company completed a financing for gross proceeds of $550,000.00.

**Item 5: Full Description of Material Change**

See attached news release.

**Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

**Item 7: Omitted Information**

None.

**Item 8: Executive Officer**

Blake Olafson
President, CEO & Director
Tel: (604)729-2500

**Item 9: Date of Report**

December 1, 2017

**ALEXANDRA CAPITAL CORP.**
2015 Burrard Street, Suite 300
Vancouver, B.C. V6J 3H4

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**December 1, 2017** **Trading Symbol: CSE: AXC**

# Alexandra Announces LOI, Closing of Private Placement

***Proposed Acquisition of WMC ApS***

**Vancouver, B.C. – December 1, 2017 – Alexandra Capital Corp. (CSE: AXC)** ("**Alexandra**" or the "**Company**") is pleased to announce it has entered into a further non-binding letter of intent ("**Letter of Intent**") with WMC ApS ("**WMC**"), a private Danish company based in Copenhagen which brokers and develops payment processes in crypto currency transactions (the "**Technology**"). The Company previously entered into a non-binding letter of intent (the "**LOI**") with WMC for the grant by WMC to the Company of an exclusive license to use, market, sub-license, sell and distribute the Technology in Canada and the United States of America.

The new Letter of Intent supercedes and replaces the previous LOI.

Pursuant to the new Letter of Intent, the Company, WMC and its shareholders will enter into a definitive agreement (the "**Definitive Agreement**") whereby the Company will acquire all of the issued and outstanding common shares of WMC in consideration for the issuance by the Company of 26,000,000 common shares of the Company at closing. The Company will issue an additional 15,000,000 common shares on the 13th month after closing the acquisition, provided that WMC achieves an average of $5,000,000.00 in gross monthly transaction volume over the preceding 12 months.

All common shares issued as consideration for the WMC shares will be subject to CSE escrow requirements and a statutory four month hold period.

Closing of the proposed transaction is subject to a number of conditions being satisfied or waived at or before closing, including the following:

- Execution of a mutually acceptable Definitive Agreement;
- Satisfactory completion of due diligence by each of the parties by January 29, 2018;
- No material adverse change with respect to WMC or its business having occurred;
- Completion of further financing for gross proceeds of at least $3,000,000.00; and
- Receipt of all required regulatory and Canadian Securities Exchange approvals.

***Completion of Private Placement***

The Company also announced it has closed its previously announced non-brokered private placement offering by issuing 5,500,000 common shares of the Company for aggregate gross proceeds of $550,000.00. The Company also issued 490,500 common shares as finder's fees on a portion of the offering. The common shares issued in the offering are subject to a four month hold period, expiring on March 30, 2018.

Proceeds from the private placement will be used for working capital.

**ON BEHALF OF THE BOARD OF DIRECTORS**

*"Blake Olafson"*

Blake Olafson
President and CEO

For further information conact:
Ms. Vivian Katsuris, CFO and Secretary
+1 (604) 729-2500

*(Not for dissemination in the United States of America)*

**Forward Looking Statements**

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.